SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 21, 2013

List of materials

Documents attached hereto:

i) Press Release announcing Supplementary information about sale of certain M3 shares held by Sony Corporation.

February 21, 2013
Sony Corporation

Supplementary information about sale of certain M3 shares held by Sony Corporation

With respect to the sale of the 95,000 shares of M3, Inc. (“M3”) held by Sony Corporation (“Sony”) to Deutsche Securities Inc., announced in the release titled “Sale of certain M3 shares held by Sony Corporation” on February 20, 2013, Sony today announced that the sale price was 14.2 billion yen and that Sony will receive net cash proceeds from the sale of the same amount on February 25, 2013.

Except for the above, no further information is being added to the previous announcement on February 20, 2013.

End of document